Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Company:	BANK OF AMERICA

Conference Title:	Dominion Call

Conference ID:	8893394

Moderator:	Tanzina Ahmed

Date:	July 13, 2018

Operator: This call is intended for internal global wealth management only. If you are not internal to global wealth management please disconnect now. Good day and welcome to the Bank of America Dominion Conference Call. Today’s conference is being recorded. At this time I would like to turn the conference over to Miss Kelly Owens-Pisano. Ma’am please go ahead.

Kelly Owens-Pisano: Thank you (Brittany). Good morning everybody. We hope that you are enjoying the day from wherever you’re dialing in from. My name is Kelly Owens-Pisano. I am the Bank of America/Merrill Lynch Global Research Relationship Manager for both our Global Wealth Investment Management and Global Banking Divisions.

Today’s call has been pre-recorded so please do filter any questions that may come up as you’re listening to either myself or Julien Dumoulin-Smith. We will be happy to get back to you.

Today I’m joined by Global Research Analyst, Julien Dumoulin-Smith. Julien is a Director within America’s Equity Research and covers U.S. power utilities and alternative energy. Julien and his team are based here in New York and I can tell you as one of their direct neighbors they are by far the most energetic team we have on the floor – no pun intended.

Page | 1

Julien and his team today are joined by (Tom) Hamlin. (Tom) is Vice President of Financial Planning and Investor Relations of Dominion Energy. (Tom) we really appreciate you being with us today. Thanks so much for joining. We know that your insights in today’s conversations are much appreciated by our advisors here at Merrill. Dominion Energy is one of the many companies under Julien’s coverage and today we’re really looking forward to listening to a great conversation between Julien and (Tom). Again any questions that come up as you’re listening to today’s call please do contact myself directly or Julien. That said Julien turning it over to you.

Julien Dumoulin-Smith: Excellent Kelly thanks so much. Appreciate everyone taking the time. So (Tom)’s going to go through a few of the highlights here of Dominion and basically where they stand today and what their future prospects are. So perhaps (Tom) maybe to kick off the conversation can you discuss Dominion Energy’s prospects as a standalone company as you see it today. Specifically can you talk about projected dividend and earnings growth between now and 2020?

Thomas Hamlin: Yes thank you Julien and thanks to everyone dialing in. We really appreciate the opportunity to talk to you about Dominion Energy. Dominion Energy has a near term and long- term capital spending blend that we believe will support above average earnings and dividend growth well into the next decade. In the near term our growth is supported by several large energy infrastructure projects including the Cove Point Liquefied Natural Gas Export facility that went into service in April. Dominion Energy invested over $4 billion to enable this facility which was originally developed as an LNG import facility to liquefy and export natural gas derived from the Marcellus and Utica Shale Reservoirs. The entire output of the facility has been sold under 20-year contracts to utilities in Japan and India.

Page | 2

The second large project is Greensville Power Station – a 1,600-megawatt combined cycle natural gas electric generating plant located in South Central Virginia. When completed later this year it will be the largest and most efficient natural gas generating plant in the United States.

The third large project is the Atlantic Coast Pipeline – a 600-mile large diameter pipe running from West Virginia through Virginia and North Carolina to a point just about 20 miles from the South Carolina border. Dominion owns 48% of the project and is the constructor and operator. Duke Energy is the other principal owner. It is expected to be in service late next year.

Beyond these large projects Dominion Energy has a plan to invest about $4 billion per year through the next decade in various growth projects among its regulated companies. For electric generation we will be making a significant investment to extend the operating lives of our four nuclear generating units in Virginia. We will also be developing a mix of solar, natural gas and pump storage hydro facilities in the State of Virginia. Also we will be developing a demonstration facility for offshore wind power about 25 miles off the Virginia coast that could have good long-term prospects.

In our power delivery business we will be making investments to modernize our power grid to incorporate new technologies and the demands brought on by the increased use of renewable energy sources. And finally our pipeline business will be making investments to modernize our existing network and develop incremental growth projects brought on by the completion of the Atlantic Coast pipeline.

Julien to your question specifically about published earnings and dividend growth between now and 2020 our earnings guidance for 2018 to 2020 is 6% to 8% compound annual growth rate off the midpoint of our 2017 guidance range which was $3.65 per share. Beyond 2020 we believe our growth investment plan will support earnings growth above 5% well into the next decade. As to dividends we increased our dividend rate 10% this year. We plan to increase it another 10%

Page | 3

next year. Our growth rate for 2020 estimated to be somewhere between 6% and 10% depending on developments in the capital markets particularly related to master limited partnerships.

Julien Dumoulin-Smith: Thanks (Tom). Now how would you position that relative to the position and the merits of energy versus pure utilities and infrastructure investments?

Thomas Hamlin: Thanks. So relative to our peers Dominion offers growth opportunities in both the electricity and natural gas infrastructure market. Our electric utility in Virginia serves one of the faster growing markets in the country driven by demand to serve data centers as well as expenditures for the military.

Our natural gas business a lot of the growth is coming from the result of the development of the shale fields that are in Pennsylvania, Ohio and West Virginia. And taking that gas to the southeast particularly as the southeast electric companies’ transition from a power system dependent largely on coal to one which will incorporate natural gas and renewables in the future.

Julien Dumoulin-Smith: Excellent. Can you talk about the approval process now for the pending SCANA transaction? What are the key milestones?

Thomas Hamlin: Yes thanks Julien. We’ve already received Hart-Scott-Rodino approval. And Julien yesterday our transaction was approved by the Federal Energy Regulatory Commission. We will need approval from the state public service commissions in North and South Carolina. Hearings are scheduled for October in North Carolina and November in South Carolina.

The request in South Carolina depends on the commission’s acceptance of a rate plan that’s designed to recover a portion of the investment made that SCANA has made in the new nuclear development project which was terminated about a year ago. The plan also includes $1.3 billion in payments to SCANA’s electric customers averaging about $1,000 per residential customer. We expect decisions from both commissions late this year.

Page | 4

Julien Dumoulin-Smith: Thanks (Tom). Now there’s been a lot of talk about the legislature and what they did recently with the rate cuts in South Carolina. How does this affect the prospects for the SCANA transaction?

Thomas Hamlin: Yes last month the South Carolina legislature enacted a 15% temporary rate reduction to electric customers. The company has appealed this to the courts. The action does trigger the ability for Dominion to potentially walk away from the transaction without penalty if any actions taken by either the public service commission or the legislature have a significant impact on the economics of the transaction. Actions taken by SCANA in the meantime could offset the impact of the rate reduction but Dominion will make its decision at the end of the year.

Julien Dumoulin-Smith: Excellent. Now how do you think about gross prospects for Dominion Energy proforma for SCANA?

Thomas Hamlin: Yes we believe the transaction will be accretive to Dominion Energy’s earnings growth and provide prospects for longer-term investments. We are very happy with the opportunity to be able to invest in South Carolina. South Carolina Electric and Gas is a very highly valued franchise – good growth, good business climate and good people. So we’re excited about that opportunity.

Julien Dumoulin-Smith: Excellent. Now can you briefly review the terms of the transaction just to get into the details?

Thomas Hamlin: Yes very simple Julien. This is a stock for stock exchange. Upon approval of the transaction Dominion will exchange 0.669 shares of its common stock for each share of SCANA.

Page | 5

Julien Dumoulin-Smith: All right. And then also what is the threshold for shareholder approval coming out?

Thomas Hamlin: Yes this is very important. SCANA needs 2/3 of its shares to vote in favor of the transaction. So it’s important for shareholders of SCANA to vote your shares as not voting is the same as voting no. So 2/3 is a pretty strong bar to clear but we hope you will all vote your shares.

Julien Dumoulin-Smith: Great. And then finally if approved when do you expect the transaction to close?

Thomas Hamlin: Assuming approvals by the two state utility commissions we would expect to close this transaction by the end of the year. Thank you.

Julien Dumoulin-Smith: I think with that we’ll probably call it a day so thanks so much (Tom) for taking the time. Thanks Kelly again and again if there are any questions feel free to reach out.

Thomas Hamlin: Thank you.

Kelly Owens-Pisano: Thanks (Tom), thanks Julien. Appreciate everyone’s time. Have a good day and we’ll be in touch soon. Take care. Hi (Brittany).

Additional Information

In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus was mailed to SCANA’s shareholders beginning on June 15, 2018. Investors and security holders can obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s

Page | 6

website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 23, 2018, for its 2018 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as amended by a Form 10-K/A dated April 27, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.

Page | 7